SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 17, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated May 17, 2011, the Company informed that its Board of Directors has resolved to submit a repurchase proposal in relation with the Convertible Notes due 2014 to the Shareholders Meeting to be held on May 26, 2011. The proposal consists of a total or partial repurchase offer, under the following terms:

•	The price of the offer for all Convertible Notes will be between UDS 31,755,502 (Outstanding Nominal Value) and USD 37,000,000 or between USD 1 and USD 1.165152 per Convertible Note.

•

Condition precedent: the present offer shall be effective in case the Company fulfils a capital increase at least at a minimum price to be approved by the Shareholders Meeting to be held on May 26, 2011.

•	Payment: 100% once the condition precedent occurs.

•	Price adjustment: the offered amount-net of interests paid until the payment date- will be updated from present date until the effective payment at a 6.5% annual rate.

As IRSA Inversiones y Representaciones Sociedad Anónima is the controlling shareholder holding a 94.9% interest of the Company, and also holds the majority of the Convertible Notes, the Board of Directors accomplished all legal requirements in accordance to Decree 677/01.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: May 19, 2011